SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2009

                                 RADVISION LTD.
                              (Name of Registrant)


               24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________


This Form 6-K is being incorporated by reference into the Registrant's Form S-8 Registration Statements File Nos. 333-127013, 333-141654, 333-155442 and
333-155444.

                                 RADVision Ltd.
6-K Items

     1. Press release re RADVISION to Bring Scalable Video Coding (SVC) Technology to SCOPIA Conferencing Platform dated April 21, 2009.

                                                                          ITEM 1

Press Release                                             Source: RADVISION Ltd.

RADVISION to Bring Scalable Video Coding (SVC) Technology to SCOPIA Conferencing Platform

RADVISION to Demonstrate Scalable Video Coding at Wainhouse Research Collaboration Futures Summit

On Tuesday April 21, 2009, 3:00 am EDT

BERLIN & TEL AVIV--(BUSINESS WIRE)--RADVISION(R) Ltd. (Nasdaq: RVSN - News), a leading provider of video network infrastructure and developer tools for unified visual communications over IP, 3G and emerging next-generation IMS networks, today announced plans for the implementation of scalable video coding technology based on H.264 SVC to its SCOPIA conferencing platform.

H.264 SVC is an extension to the popular H.264 video standard that is used by most video conferencing devices today. SVC technology allows video conferencing devices to send and receive multi-layered video streams composed of a small base layer and optional additional layers that enhance resolution, frame rate and quality. The layering capability of scalable coding provides a dramatically higher degree of error resiliency and video quality than can be provided by conventional video coding without a significant increase in bandwidth requirements. Additionally, a single multi-layer SVC video stream can support a broad range of devices and networks.

RADVISION will introduce SVC technology into components of the SCOPIA conferencing platform during 2009. RADVISION's approach will provide all the benefits of very high error resiliency while maintaining full interoperability and high quality with current room video conferencing systems and telepresence solutions that are not currently using SVC.

Some of the benefits of this solution include:

     o    Maintaining   high  quality  calls  to  and  from  remote   conference
          participants such as teleworkers, customers or suppliers who connect to the call over the public Internet where connections can be problematic with packet loss and limited bandwidth.

     o Desktop to desktop calling will receive a high quality experience even if the network conditions or client capabilities are limited.

     o Distributed networks of interconnected video conferencing MCUs will connect to each other utilizing SVC to enable better connections between the MCUs, even if the network paths are prone to errors.

"RADVISION's scalable video coding implementation enhances video conferencing deployments without sacrificing any support or compromise of quality to existing deployments. This is critical given that the majority of video conferencing endpoints will continue using conventional H.264 for the foreseeable future," said Yair Wiener, CTO at RADVISION. "SVC holds great promise and our future developments will be based on market requirements and joint efforts with our partners as they enable their systems to utilize the SVC technology."

"We're pleased to see RADVISION be one of the first videoconferencing vendors to leverage scalable video coding (SVC) technology," said Ira Weinstein, senior analyst and partner, Wainhouse Research. "The use of SVC can significantly improve the quality and consistency of a videoconferencing experience, especially when running over unmanaged IP networks like the public Internet. Furthermore, by adding SVC support to its SCOPIA conferencing platform, RADVISION is able to offer the benefits of SVC to SCOPIA desktop participants during calls that include group video systems."

RADVISION will be demonstrating the benefits of scalable video coding technology at the Wainhouse Research Collaboration Futures Summit in Berlin, Germany, April 22nd to 23rd.

About RADVISION

RADVISION (Nasdaq: RVSN - News) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP, 3G and IMS networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition video conferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. For more information about RADVISION, visit www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

Contact:

Corporate:
RADVISION(R) Ltd.
Adi Sfadia, +1 201-689-6340
Chief Financial Officer
cfo@radvision.com
or
Media Relations:
Dukas Public Relations
Sean Carney/ Todd Barrish, +1 212-704-7385 sean@dukaspr.com / todd@dukaspr.com or
Investor Relations:
Comm-Partners LLC
June Filingeri, +1 203-972-0186
junefil@optonline.net

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                RADVISION LTD.
                                     (Registrant)



                                By: /s/Rael Kolevsohn
                                    -----------------
                                    Rael Kolevsohn
                                    Corporate Vice President and General Counsel


Date: April 30, 2009